UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2016

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Philippine Stock
Exchange, Inc. and the Securities and Exchange Commission (the “Commission”)
regarding the approval by the Commission of the Company’s Amended Articles of
Incorporation covering the following amendments:
1. Amendment of the First Article changing the name of the Company from
Philippine Long Distance Telephone Company to PLDT Inc.
2. Amendment of the Second Article expanding the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 08/02/2016	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission (the “Commission”) regarding the approval by the Commission of the Company’s Amended Articles of Incorporation.